Exhibit (a)(1)(E)

Offer to Purchase

for Cash

All Outstanding Shares of

Common Stock

of

Eagle Supply Group, Inc.

at

$2.20 Net Per Share

by

Gulfco Acquisition, Inc.,

a wholly owned subsidiary of

Gulfside Supply, Inc.

THE OFFER AND WITHDRAWAL RIGHTS WILL EXPIRE AT 12:00 MIDNIGHT, NEW YORK CITY TIME, ON MONDAY, SEPTEMBER 13, 2004, UNLESS THE OFFER IS EXTENDED.

August 16, 2004

To Our Clients:

Enclosed for your consideration are the Offer to Purchase, dated August 16, 2004 (the “Offer to Purchase”), and a related Letter of Transmittal (which, together with any amendments or supplements thereto, collectively constitute the “Offer”) in connection with the offer by Gulfco Acquisition, Inc., a Delaware corporation (the “Purchaser”) and a wholly owned subsidiary of Gulfside Supply, Inc., a Florida corporation (“Gulfside”), to purchase all outstanding shares of common stock, par value $0.0001 per share (the “Shares”), of Eagle Supply Group, Inc., a Delaware corporation (the “Company”), at a purchase price of $2.20 per Share, net to the seller in cash, without interest, upon the terms and subject to the conditions set forth in the Offer to Purchase and in the Letter of Transmittal enclosed herewith. Also enclosed is the letter to stockholders of the Company from Douglas P. Fields, Chairman and Chief Executive Officer of the Company, and James E. Helzer, President of the Company, accompanied by the Company’s Solicitation/Recommendation Statement on Schedule 14D-9 filed with the Securities and Exchange Commission by the Company.

We or our nominees are the holder of record of Shares for your account. A tender of such Shares can be made only by us as the holder of record and pursuant to your instructions. The enclosed Letter of Transmittal is furnished to you for your information only and cannot be used by you to tender Shares held by us for your account.

We request instructions as to whether you wish us to tender any or all of the Shares held by us for your account, upon the terms and subject to the conditions set forth in the Offer to Purchase. Your attention is invited to the following:

1.	The offer price is $2.20 per Share, net to you in cash.

2.	The Offer is being made for all outstanding Shares, without interest.

3.

The Offer is being made pursuant to an Agreement and Plan of Merger, dated as of August 5, 2004 (the “Merger Agreement”), by and among Gulfside, the Purchaser and the Company. The Merger Agreement provides, among other things, that the Company will be merged with and into the Purchaser (the “Merger”) following the satisfaction or waiver of each of the conditions to the Merger set forth in the Merger Agreement. At the effective time of the Merger, each Share (other than Shares owned by Gulfside or the Company or any of their respective subsidiaries, all of which will be cancelled, and other than Shares that are held by stockholders, if any, who properly exercise their dissenters’ rights under Delaware law) will be converted into the same price per share, in cash, without interest, as paid pursuant to the Offer.

4.	Acting upon the unanimous recommendation of a special committee, comprised solely of independent directors, the Board of Directors of the Company unanimously (i) determined that the terms of the Offer and the Merger are fair to, and in the best interests of, the stockholders of the Company, (ii) approved the Merger Agreement (as defined below) and the transactions contemplated thereby, including the Offer and the Merger, and approved the related Stock Option Agreement, the related Securities Purchase and Tender Agreement, and the transactions contemplated thereby, and (iii) recommends that the Company’s stockholders accept the Offer and tender their shares pursuant to the Offer.

5.	The Offer and withdrawal rights will expire at 12:00 midnight, New York City time, on Monday, September 13, 2004 (the “Expiration Date”), unless the Offer is extended.

6.	Any stock transfer taxes applicable to the sale of Shares to the Purchaser pursuant to the Offer will be paid by the Purchaser, except as otherwise provided in Instruction 6 of the Letter of Transmittal.

The Offer is conditioned upon, among other things, there being validly tendered and not withdrawn prior to the expiration date of the Offer a number of Shares that represents at least 80% of the then outstanding Shares on a fully diluted basis (as defined in the Offer to Purchase). See Section 14 of the Offer to Purchase for additional conditions to the Offer.

The Offer is made solely by the Offer to Purchase and the related Letter of Transmittal and is being made to all holders of Shares. The Offer, however, is not being made to (nor will tenders be accepted from or on behalf of) holders of Shares in any jurisdiction in which the making of the Offer or the acceptance thereof would not be in compliance with the securities, blue sky or other laws of such jurisdiction. However, the Purchaser may, in its discretion, take such action as it may deem necessary to make the Offer in any jurisdiction and to extend the Offer to holders of Shares in such jurisdiction. In those jurisdictions where securities, blue sky or other laws require the Offer to be made by a licensed broker or dealer, the Offer will be deemed to be made on behalf of the Purchaser by one or more registered brokers or dealers licensed under the laws of such jurisdiction to be designated by the Purchaser.

If you wish to have us tender any or all of your Shares, please so instruct us by completing, executing and returning to us the instruction form contained in this letter. An envelope to return your instructions to us is also enclosed. If you authorize the tender of your Shares, all such Shares will be tendered unless otherwise specified in this letter. Your instructions should be forwarded to us in ample time to permit us to submit a tender on your behalf prior to the Expiration Date.

INSTRUCTIONS WITH RESPECT TO THE

OFFER TO PURCHASE FOR CASH

ALL OUTSTANDING SHARES OF

COMMON STOCK

OF

EAGLE SUPPLY GROUP, INC.

The undersigned acknowledge(s) receipt of your letter and the enclosed Offer to Purchase dated August 16, 2004, and the related Letter of Transmittal in connection with the offer by Gulfco Acquisition, Inc., a Delaware corporation and a wholly owned subsidiary of Gulfside Supply, Inc., a Florida corporation, to purchase all outstanding shares of common stock, par value $0.0001 per share (the “Shares”), of Eagle Supply Group, Inc., a Delaware corporation, at a purchase price of $2.20 per Share, net to the seller in cash, without interest, upon the terms and subject to the conditions set forth in the Offer to Purchase and the related Letter of Transmittal.

This will instruct you to tender to the Purchaser the number of Shares indicated below (or, if no number is indicated below, all Shares) that are held by you for the account of the undersigned, upon the terms and subject to the conditions set forth in the Offer to Purchase and the related Letter of Transmittal.

Number of Shares to be Tendered:
Signature(s)

Shares*
Please type or print name(s)

Please type or print address

Area Code and Telephone Number

Account No.:
Dated:	Taxpayer Identification or Social Security Number

*	Unless otherwise indicated, it will be assumed that all Shares held by us for your account are to be tendered.

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